

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2019

Stanislav Pak
President and Chief Executive Officer
TEMIR CORP.
54 Fruktovaya Street
Bishkek, Kyrgyzstan 720027

> **Re: TEMIR CORP.**
> **Form 10-K for Fiscal Year Ended August 31, 2018**
> **Filed October 22, 2018**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended August 31, 2018**
> **Filed March 29, 2019**
> **File No. 333-213996**

Dear Mr. Pak:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure